September 26, 2024
Bill McClintock
Chairman of the Board Trust Stamp
Dear Bill,
As Gareth alluded to in a recent Board email, I am one of the executives who is leaving the Company. My last day per contract is December 8, 2024. Given that the Board is presently making long-term plans for the Company and I do not have a long-term horizon as an employee, it seems appropriate that I resign as an executive director.

As such, I tender my resignation from the Board of Directors of Trust Stamp effective immediately.

Respectively,
Joshua T. Allen